March 13, 2020

William T. Giles
Chief Financial Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

       Re: AutoZone, Inc.
           Form 10-K for the Fiscal Year Ended August 31, 2019
           Filed October 28, 2019
           File No. 001-10714

Dear Mr. Giles:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services